Exhibit 3

CONSENT OF RATING AGENCY

We consent to the incorporation by reference in the Registration Statements on Forms S-8 (Nos. 333-13784 and 333-139512) pertaining to employees’ stock option plans of Elbit Systems Ltd. (the “Company”) of the reference to our “Aa1” rating (Israeli Rating Scale) and of the unofficial translation of our Monitoring Report dated June 12, 2013, with respect to the Series A Notes issued by the Company, included in this current report on Form 6-K.

/s/ Eran Heimer
Eran Heimer, CEO
Midroog Ltd

Tel-Aviv, Israel,
June 12, 2013.